MAINSTAY VP FUNDS TRUST

51 Madison Avenue

New York, NY 10010

VIA EDGAR CORRESPONDENCE

April 10, 2013

Patrick Scott

Office of Insurance Products

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:   MainStay VP Funds Trust (“Registrant”) (SEC File Nos. 002-86082 and 811-03833-01) Post-Effective Amendment No. 69 the Registrant’s Registration Statement on Form N-1A (“Amendment”)

Dear Mr. Scott:

I am writing in response to comments you provided to me on March 28, 2013, with respect to the Amendment. The Amendment was filed with the Securities and Exchange Commission (“Commission”) on February 15, 2013, pursuant to Rule 485(a) under the Securities Act of 1933, as amended, to make certain revisions to MainStay VP Growth Equity Portfolio (“Growth Equity Portfolio”) and MainStay VP Flexible Bond Portfolio (“Flexible Bond Portfolio” and together with Growth Equity Portfolio, the “Portfolios”), each an existing series of the Registrant.1 On behalf of the Registrant, your comments and responses thereto are provided below.

Comment 1: In the section entitled “Fees and Expenses of the Portfolio,” the information conveyed in footnote 1 regarding management fees is not prescribed by Form N-1A. Please delete the footnote.

Response: The Registrant believes that the footnote is important information in helping investors understand the management fees of the Portfolios. For this reason, the Registrant has determined to retain the footnote.

Comment 2: Please revise the Registrant’s Item 9 disclosure to provide a more detailed explanation of the Portfolios’ Principal Strategies and Risks described under Item 4. In addition, if the Registrant intends to include the Portfolios’ non-principal strategies and risks in this section, please clarify which strategies and risks are principal and which are more ancillary in nature.

1 Effective May 1, 2013, the Growth Equity Portfolio’s name will change to MainStay VP Cornerstone Growth Portfolio and the Flexible Bond Portfolio’s name will change to MainStay VP Unconstrained Bond Portfolio.

Response: The Registrant has reviewed the Item 9 disclosure in light of your comment. The Registrant believes that the Item 9 disclosure adequately describes how the Portfolios intend to achieve their investment objectives. Moreover, because the disclosure with respect to the Portfolios will be incorporated in a prospectus and Statement of Additional Information that include disclosures concerning other series of the Registrant, certain strategies and risks may be considered non-principal for some portfolios, but not for others depending on the portfolio. In this regard, the Registrant discloses that “[s]ome Portfolios and Underlying Portfolios/Funds may use the investments/strategies discussed below more than other Portfolios and Underlying Portfolios/Funds.” For these reasons, the Registrant respectfully declines to make the proposed change.

Comment 3: Please include information responsive to Item 10(a)(1)(ii) of Form N-1A.

Response: The Registrant will include the effective rate paid by the Portfolios for the year-ended December 31, 2012 in a post-effective amendment filing. The Registrant notes that fee schedules for the Portfolios’ subadvisors will be disclosed in the Portfolios’ Statement of Additional Information.

Comment 4: With respect to the Flexible Bond Portfolio, in the section entitled “Principal Risks,” please consider compressing the “Short Selling Risk” disclosure.

Response: The Registrant has considered whether the “Short Selling Risk” disclosure could be compressed significantly without adversely affecting the completeness or clarity of the disclosure. The Registrant has concluded, however, that the disclosure adequately summarizes the principal risks of engaging in short selling. For this reason, the Registrant respectfully declines to make the proposed change.

Comment 5: With respect to the Flexible Bond Portfolio, in the section entitled “Past Performance Section,” please explain supplementally why the Morningstar Nontraditional Bond Category Average reflects no deductions for fees and taxes, but does reflect deductions for expenses. Please also explain the difference between fees and expenses.

Response: The Morningstar Nontraditional Bond Category Average is an index of mutual funds that pursue strategies divergent in one or more ways from conventional practice in the broader bond-fund universe. The expenses of the mutual funds are reflected in the performance of the Morningstar Nontraditional Bond Category Average. With respect to the difference between fees and expenses, fees are considered to be an external charge of the mutual fund (e.g., sales loads) and expenses are considered to be an internal charge of the mutual fund (e.g., management fees). In this regard, fees are not deducted from the Morningstar Nontraditional Bond Category Average.

Comment 6: With respect to the Growth Equity Portfolio, in the section entitled “Fees and Expenses of the Portfolio,” please include a footnote that the expense table has been restated to reflect updated expenses.

Response: The Registrant has revised the disclosure consistent with this comment.

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Comment 7: Please update the EDGAR series and class identifiers to reflect the Portfolios’ new names.

Response: The Registrant will update the EDGAR series and class identifiers to reflect the Portfolios’ new names.

Comment 8: Please confirm that the Registrant is aware of its obligation to file Interactive (XBRL) Data for each Portfolio’s Risk/Return Summary as an exhibit to its registration statement within 15 business days of the effective date of a post-effective amendment to its registration statement filed pursuant to Rule 485(b) under the Securities Act. See IC-28617 (February 9, 2010).

Response: The Registrant is aware of its obligation to file Interactive (XBRL) Data for each Portfolio’s Risk/Return Summary as an exhibit to its registration statement within 15 business days of the effective date of a post-effective amendment to its registration statement filed pursuant to Rule 485(b) under the Securities Act.

Comment 9: Confirm that each Portfolio will not trade under a ticker symbol.

Response: The Registrant confirms that neither Initial nor Service Class shares of the Portfolios will trade under a ticker symbol.

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The Registrant hereby acknowledges that (i) it is responsible for the adequacy and the accuracy of the disclosure contained in the Amendment; (ii) comments of the Commission staff or changes to disclosure in response to Commission staff comments in the filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to the filing made; and (iii) the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

If you have any questions or comments in connection with the foregoing, please contact Kevin M. Bopp at 973.394.4436.

Sincerely,

/s/ Kevin M. Bopp

Kevin M. Bopp

Assistant Secretary of the Registrant

cc:	J. Kevin Gao, Chief Legal Officer Sander M. Bieber, Dechert LLP

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